EXHIBIT 12

INDIANA MICHIGAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	1999	2000	2001	2002	2003
Fixed Charges:
Interest on First Mortgage Bonds	$31,442	$24,154	$21,647	$19,458	$8,655
Interest on Other Long-term Debt	38,623	55,977	56,597	71,837	71,110
Interest on Short-term Debt	9,207	19,263	13,088	439	1,200
Miscellaneous Interest Charges	6,754	20,356	3,929	4,961	5,242
Estimated Interest Element in Lease Rentals	73,800	74,100	74,000	72,400	69,900

Total Fixed Charges	$159,826	$193,850	$169,261	$169,095	$156,107

Earnings:
Net Income (Loss) Before
Cumulative Effect of Accounting Change	$32,776	$(132,032)	$75,788	$73,992	$89,548
Plus Federal Income Taxes	18,866	(4,524)	49,725	44,647	34,018
Plus State Income Taxes	(7,352)	9,237	9,442	190	7,130
Plus Fixed Charges (as above)	159,826	193,850	169,261	169,095	156,107

Total Earnings	$204,116	$66,531	$304,216	$287,924	$286,803

Ratio of Earnings to Fixed Charges	1.27	0.34	1.79	1.70	1.83

For the year ended December 31, 2000, the Earnings to cover Fixed Charges were deficient by $127,319,000.